SeaStar Medical Holding Corporation
3513 Brighton Blvd., Suite 410
Denver, CO 80216

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, NW
Washington, DC 20549

Re:	SeaStar Medical Holding Corporation
Withdrawal of Registration Statement on Form S-1
File No. 333-274413

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SeaStar Medical Holding Corporation (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2023.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registrant Statement at this time due to prevailing market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.  The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in accordance with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Albert Lung of Morgan, Lewis & Bockius LLP, at (650) 843-7263.

Thank you for your assistance in this matter.

Sincerely,

SeaStar Medical Holding Corporation

/s/ Eric Schlorff
Eric Schlorff